Cue Energy Resources Limited

A.B.N. 45 066 383 971

06013945

SEC MAIL RECEIVED PROCESSING SECTION
MAY 2006
WASH, D.C.

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

18 May 2006

SUPPL

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

PROCESSED
JUN 05 2006
THOMSON
FINANCIAL

Andrew M Knox
Public Officer

Enc.

dlw 6/2

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Jeruk -3 flows oil

Cue has received the following update on the Jeruk -3 well from Santos (Sampang) Pty Ltd, the operator for the Sampang PSC.

Quote

"The Jeruk-3 appraisal well is being drilled in the Sampang PSC, offshore Indonesia, approximately 1.8 km west of Jeruk -1 and 40 km south east of Surabaya.

Current operations are to flow test the well over the open hole interval 4939m MD to 4978m MD (4663m TVDSS to 4696m TVDSS). After cleaning up, the well flowed oil at a choked-back rate of approximately 3200 barrels per day with a GOR of 230 scf/bbl through a 6.5mm (16/64") choke. The flow rate was constrained by surface facility limitations.

Prior to testing, a nine metre core sample was retrieved from the lower section of the test interval.

The forward program is to complete the current testing operations and then drill ahead to continue the evaluation of the reservoir interval."

The participants in the Sampang PSC and the Jeruk field are:

	Sampang PSC	**Jeruk**
Santos (Sampang) Pty Ltd (operator)	40.5%	40.5%
Singapore Petroleum Sampang Ltd	36.0%	19.64%
Cue Sampang Pty Ltd	13.5%	7.36%
PT Petrogas Oyong Jatim*	10.0%	10.0%
Medco Strait Services Pte Ltd	0.0%	22.5%

* subject to finalisation of documentation

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email at mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

18 May 2006